PEAR TREE FUNDS

June 5, 2013

Securities and Exchange Commission 100 F Street, N.E. Mail Stop 8626 Washington, D.C. 20549 Attention: Anu Dubey

Re:	Pear Tree Funds Post-Effective Amendment No. 53 to Registration Statement on Form N-1A
Ladies and Gentlemen:

Pear Tree Advisors, Inc., as the investment manager to Pear Tree Funds (the “Registrant”), makes the following representations with respect to Post-Effective Amendment No. 53 to the Registrant’s Registration Statement on Form N-1A:

•	Pear Tree Advisors, Inc. acknowledges responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
Pear Tree Advisors, Inc. acknowledges that the comments of the Staff of the Commission, or changes to disclosure in response to Staff comments in the filing reviewed by the Staff, do not foreclose the Commission from taking any action with respect to the filing.

If you have any questions or concerns regarding the above representations, please call me at 781-676-5900. Thank you for your assistance in this matter.

Respectfully,

/s/ Willard L. Umphrey
Willard L. Umphrey
President

55 Old Bedford Road, Lincoln, MA 01773  ■  800-326-2151  ■  fax 781-259-1166  ■  www.peartreefunds.com
Distributed by U.S. Boston Capital Corporation, Member FINRA/SIPC